

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2019

Sherif Foda
Chief Executive Officer and Chairman of the Board
National Energy Services Reunited Corp.
777 Post Oak Blvd., Suite 730
Houston, Texas 77056

> **Re: National Energy Services Reunited Corp.**
> **Registration Statement on Form F-3**
> **Filed February 22, 2019**
> **File No. 333-229801**

Dear Mr. Foda:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources